UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 16, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, January 16, 2008
Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)
Ratification of the acts of Siemens Managing Board members to be postponed
The Chairman’s Committee of the Supervisory Board and the Managing Board of Siemens AG jointly recommend postponing ratification of the acts of members of the Managing Board of Siemens AG in fiscal 2007 as well as of those members of the Supervisory Board who previously served on the Managing Board in the period since 1999. Affected former members of the Managing Board also support the proposal to postpone the ratification. President and CEO Peter Löscher is exempt from the postponing the ratification. The new proposal of the Chairman’s Committee and the Managing Board will be presented to the Supervisory Board at an extraordinary meeting on January 21, 2008.
In the course of its independent investigation, the law firm Debevoise & Plimpton is continually gaining new information through the company’s amnesty program. The Siemens Managing Board and the Chairman’s Committee of the Supervisory Board therefore believe it is recommendable to propose at the Annual Shareholders’ Meeting the precautionary postponement of the ratification of the acts of members of the Managing Board in fiscal 2007. The law firm makes no comment on individual members of the Managing Board with the exception of Peter Löscher: Since the CEO was not yet employed by Siemens in the period under investigation, a postponement of his ratification is not considered.

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On the basis of current information at Debevoise & Plimpton, there are no reservations about ratifying the acts of members of the Supervisory Board. However, members of the Supervisory Board who were members of the Managing Board in the period under investigation are an exception. According to the law firm, there is currently no new information that would stand in the way of a reelection of the three current Supervisory Board members Gerhard Cromme, Josef Ackermann and Lord Iain Vallance of Tummel.
A letter from Debevoise & Plimpton to Supervisory Board Chairman Gerhard Cromme is available at the Siemens Annual Shareholders’ Meeting website: www.siemens.com/agm
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” ”looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
EBITDA (adjusted), Return on capital employed, Free cash flow, Cash conversion and Net debt are Non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir , Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

Siemens AG CF IR Investor Relations D-80312 Munich	Michael Sen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 16, 2008	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling